P.E. 2/11/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2002

INTERNATIONAL POWER plc
(Translation of registrant's name into English)

Senator House, 85 Queen Victoria Street,
London, EC4V 4DP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

International Power Completes £ 437 million Refinancing
of its Hazelwood Power Station in Australia

(London, 22 February 2002) International Power today announces that Hazelwood Power Partnership has secured an Australian Dollar 1,206 million (approx. £437 million) limited recourse facility to refinance its 1,600 MW Hazelwood power plant in Victoria, Australia. This facility will be used to repay existing debt facilities.

The financing comprises a twelve-year amortising tranche of A$741 million, an eight-year interest only tranche of A$445 million and a working capital facility of A$20 million.

The new financing arrangements secure a reduction in the effective interest rate to 7.8%, saving the company around £5 million in the first and second years with continued but reduced savings thereafter. The new facility also extends the average maturity of the debt. This will reduce debt-service costs and allow the release of cash to International Power.

The existing interest rate swaps have been cancelled and previously capitalised arrangement fees have been written off at a total cost of approximately £29 million, which will be accounted for as an exceptional charge in the results for the year ended 31 December 2001. These interest rate swaps and arrangement fees were put in place in 1996, following the acquisition of the Hazelwood plant, and were, therefore, inherited by International Power.

"This refinancing is an important achievement. Apart from the benefit of interest cost savings, the new extended debt maturity period allows for the remittance of cash to International Power. These funds will be available to grow our business around the world." said Peter Giller, CEO of International Power.

The financing was arranged and underwritten by ANZ Investment Bank, Bank of America, RBS (Australia) Pty Ltd. and SG Australia Limited.

For further information:

Media contact:
Aarti Singhal
+44 (0)20-7320-8681

Investor contact:
Grant Jones
+44 (0)20-7320-8619

Notes to the Editors:

Other Exceptional Items During 2001:

An exceptional gain of £30 million has already been recorded on the sale of International Power's share in Union Fenosa Generacion in July 2001

About Hazelwood:

Hazelwood Power is a mine-mouth, coal-fired generation business, comprising eight 200MW units and adjacent brown coal mine, located in the Latrobe Valley, Victoria. In November 2000 International Power acquired Scottish Power's 19.9% interest in Hazelwood Power Partnership for Aus$88 million which increased International Power's ownership to 91.8%, and strengthened the company's position as one of Australia's leading independent power generators. The remaining shares are held by Commonwealth Bank of Australia and Commonwealth Investment Services Ltd.

About International Power:

International Power plc is a leading independent electric generating company with over 9,000 MW (net) in operation, 2,100 MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal,

Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL POWER plc

Date: 22 February 2002

By [signature]
Stephen Ramsay
Company Secretary